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                           December 22, 2021

       William A. Ackman
       Chief Executive Officer
       Pershing Square SPARC Holdings, Ltd./DE
       787 Eleventh Avenue, 9th Floor
       New York, New York 10019

                                                        Re: Pershing Square
SPARC Holdings, Ltd./DE
                                                            Registration
Statement on Form S-1
                                                            Filed November 26,
2021
                                                            File No. 333-261376

       Dear Mr. Ackman:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed on November 26, 2021

       General

   1.                                                   We do not believe that
aspects of your offering would comply with NYSE   s Listed
                                                        Company Manual Section
703.12. We note NYSE   s proposed rule change (SR-NYSE-
                                                        2021-45), submitted
under Exchange Act Rule 19b-4, to adopt a new subsection of
                                                        Section 102 of the
Manual has been noticed for comment and is currently pending before the Commission. See
Release Nos. 34-92876, 34-93221, and 34-93741. When the issues raised in the
rulemaking proceedings, particularly in Release No. 34-93741, are resolved, we expect to
have additional comments on your filing.
 William A. Ackman
FirstName LastNameWilliam   A. Ackman
Pershing Square SPARC Holdings,  Ltd./DE
Comapany22,
December   NamePershing
              2021       Square SPARC Holdings, Ltd./DE
December
Page 2    22, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Gregory P. Patti, Jr.